Exhibit 99.1

Fusion Fuel Green PLC Reports New Al Shola Gas Contracts and Announces Expansion into the UAE’s Northern Emirates

Dublin, Ireland – October 9, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), an integrated energy company, today announced that Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas” or “ASG”), a gas services and supply business in which the Company indirectly holds an ownership interest, signed a number of new operational and utility contracts during September 2025, while also unveiling plans for a strategic expansion into the northern emirates of the United Arab Emirates (“UAE”).

New Contracts

In September, ASG signed a major utility contract for a new residential development with 1,000 apartments. The contract stipulates a one-time project fee of approximately $100,000 for engineering services and an annual revenue of approximately $300,000 from gas and boiler supply services. Project handover is scheduled for November 2025, with revenue from gas and boiler services starting from the handover.

Additionally, ASG signed new engineering and installation contracts for a residential and commercial project comprising six property developments, with a total contract value of approximately $430,000. This project includes 965 apartments and 10 retail shops, further expanding ASG’s operational footprint. Revenue from this newly awarded project is expected to start in December 2025, with a project duration of 18-20 months. ASG has begun the initial design and engineering work for the project.

ASG also commissioned six new boiler systems, which are expected to generate approximately $200,000 in additional annual recurring revenue. These boiler installations represent a significant long-term income stream, with billing managed directly through the development teams.

Expansion into Northern Emirates

ASG is now expanding its footprint into the northern emirates of the UAE. Over the next 12-18 months, ASG will invest in human resources, operational infrastructure, and assets in the northern emirates. ASG will seek to build on its vertically integrated business model, which encompasses engineering and bulk LPG services, as well as utility and metering operations.

The northern emirates of the UAE, comprising Ras Al Khaimah, Sharjah, Fujairah, Ajman, and Umm Al Qaiwain, account for roughly one-third of the UAE’s population and have emerged as one of the nation’s fastest-growing economic hubs. The five northern emirates hold strategic importance for global trade, underpinned by robust infrastructure, logistics corridors, and government-backed diversification policies.

-	Sharjah continues to expand as a center for tourism, culture, and trade.
-	Ras Al Khaimah is rapidly developing into a multi-sector tourism and real estate destination.
-	Fujairah is strengthening its position in oil, gas, and port activities.
-	Ajman and Umm Al Qaiwain host numerous manufacturing and industrial facilities, benefiting from lower operating costs and a pro-growth regulatory framework.

With the UAE targeting a GDP of $800 billion by 2030, its northern emirates are expected to play a pivotal role in achieving this milestone. Real estate and industrial growth are already driving substantial energy demand across the five northern emirates of the UAE.

Collectively, the new contracts and expansion initiatives are expected to reinforce ASG’s position as one of the UAE’s most dynamic gas and utility providers, enhancing Fusion Fuel’s recurring revenue base and earnings potential.

“The past month has been one of Al Shola Gas’s strongest periods to date,” said Sanjeeb Safir, Managing Director of Al Shola Gas. “We continue to experience significant year-on-year growth in demand across our residential and mixed-use portfolio. The new contracts signed in September, along with our expansion into the northern emirates, reflect our confidence in the UAE’s long-term development trajectory.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) offers comprehensive energy engineering, distribution, and clean hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With activities ranging from LPG supply to hydrogen innovations, the Company supports dependable energy delivery and decarbonization efforts across the industrial, residential, and commercial sectors.

About Al Shola Al Modea Gas Distribution LLC

Al Shola Gas, founded in 1980, provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors in the United Arab Emirates.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu